Exhibit 99(a)

Cleveland-Cliffs Inc. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts
(Dollars in Millions)

		Additions
	Balance at Beginning of Year	Charged to Cost and Expenses	Charged to Other Accounts			Balance at End of Year

Classification				Acquisition	Deductions
Year Ended December 31, 2017:
Deferred Tax Valuation Allowance	$3,334.8	$(1,104.3)	$(9.8)	$17.8	$—	$2,238.5
Year Ended December 31, 2016:
Deferred Tax Valuation Allowance	$3,372.5	$(40.6)	$5.1	$—	$2.2	$3,334.8
Accounts Receivable Allowance	$7.1	$—	$(7.1)	$—	$—	$—
Year Ended December 31, 2015:
Deferred Tax Valuation Allowance	$1,152.3	$54.3	$2,165.9	$—	$—	$3,372.5
Accounts Receivable Allowance	$—	$7.1	$—	$—	$—	$7.1